
RECEIVED
MAR 7 2005

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 25, 2005, Series 2005-2	**333-117817**

Name of Person Filing the Document
(If Other than the Registrant)


05046553

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.



By: ______________________
Name: Richard J. Johnson
Title: EVP, CFO

Dated: March 3, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

Part I of II

New Issue Computational Materials

$1,317,823,000 *(Approximate)*

Impac CMB Trust Series 2005-2

Collateralized Asset-Backed Bonds, Series 2005-2


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

February 24, 2005 (Revised on February 25, 2005)

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$1,317,823,000 *(Approximate)*

Characteristics of the Bonds (1)(2)

Class (1)	Original Principal Balance (4)	Coupon	Tranche Type	WAL to call (years) (6)	Principal Window (mos.)(6)	Last Scheduled Payment Date	Expected Ratings (S&P/Mdy's)(7)
1-A-1	$831,600,000	(3)(5)	Super Senior	**2.39**	56	4/25/35	AAA/Aaa
1-A-2	$92,400,000	(3)(5)	Support Senior	**2.39**	56	4/25/35	AAA/Aaa
1-A-IO	*$1,200,000,000*	1.000%	NAS IO	**N/A**	9	4/25/35	AAA/Aaa
1-M-1	120,000,000	(3)(5)	Mezzanine	**2.39**	56	4/25/35	AA+/Aa1
1-M-2	59,400,000	(3)(5)	Mezzanine	**2.39**	56	4/25/35	AA/Aa2
1-M-3	28,200,000	(3)(5)	Mezzanine	**2.39**	56	4/25/35	AA-/Aa3
1-M-4	20,400,000	(3)(5)	Mezzanine	**2.39**	56	4/25/35	A+/A1
1-M-5	21,000,000	(3)(5)	Mezzanine	**2.39**	56	4/25/35	A/A2
1-M-6	12,000,000	(3)(5)	Mezzanine	**2.39**	56	4/25/35	A/A3
1-B	15,000,000	(3)(5)	Mezzanine	**2.39**	56	4/25/35	BBB+/Baa2
	$1,200,000,000						
2-A-1	$37,462,000	(4)(5)	Super Senior	**4.05**	78	4/25/35	AAA/Aaa
2-A-2	39,576,000	(4)(5)	Support Senior	**4.05**	78	4/25/35	-- / Aaa
2-M-1	7,553,000	(4)(5)	Mezzanine	**4.05**	78	4/25/35	-- / Aa2
2-M-2	11,480,000	(4)(5)	Mezzanine	**4.05**	78	4/25/35	-- / A2
2-B	21,752,000	(4)(5)	Subordinate	**4.05**	78	4/25/35	-- / Baa2
	$117,823,000						
Total	**$1,317,823,000**						

Notes:

(1) The Class 1-A-1, Class 1-A-2, Class 1-A-IO, Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-M-6 and Class 1-B Bonds (collectively, the "Group 1 Bonds") are backed primarily by the cash flows from the Group 1 Mortgage Loans; the Class 2-A-1, Class 2-A-2, Class 2-M-1, Class 2-M-2 and Class 2-B Bonds (collectively, the "Group 2 Bonds") are backed primarily by the cash flows from the Group 2 Mortgage Loans. Under limited circumstances, as described under the "Group 1 Priority of Payments" and "Group 2 Priority of Payments" below, cash flows from one loan group may be used to cover Realized Losses in the other loan group.

(2) The Bond balances are subject to a +/-5% variance.

(3) The Class 1-A Bonds, (other than the Class 1-A-IO Bonds), Class 1-M Bonds and the Class 1-B Bonds are subject to a cap equal to the least of (i) 11.00% and (ii) the applicable Available Funds Rate (as described below).

(4) The Group 2 Bonds are subject to a cap equal to the least of (i) 10.25% and (ii) the applicable Available Funds Rate (as described below).

(5) The Bonds will be priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Class 1-A-1, Class 1-A-2, Class 2-A-1 and Class 2-A-2 Bonds will double and (ii) the margin for the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-M-6, Class 1-B, Class 2-M-1, Class 2-M-2 and Class 2-B Bonds will increase by 1.5x.

(6) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein, and priced to call.

(7) Rating agency contacts: Standard & Poor's, David Glehan (212) 438-7324; Moody's, Eric Fellows (415) 515-7299.

Trust: Impac CMB Trust Series 2005-2.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer: IMH Funding Corporation.

Sub-Servicers: Countrywide Home Loans Servicing LP will act as initial sub-servicer with respect to substantially all of the Group 1 Mortgage Loans. On or about May 1, 2005, the sub-servicing of the Group 1 Mortgage Loans will transfer to GMAC Mortgage Corporation. Midland Loan Services, Inc. will sub-service the Group 2 Mortgage Loans.

Lead Manager: Bear, Stearns & Co. Inc.

Co-Managers: Countrywide Securities Corporation
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Indenture Trustee: Deutsche Bank National Trust Company.

Swap Counterparty: [______________________]. The Swap Counterparty will be rated at least "A" by Standard and Poor's and at least "A2" by Moody's Investors Service.

Owner Trustee: Wilmington Trust Company.

Bonds: The Bonds will consist of (i) the Class 1-A-1 Bonds, Class 1-A-2 Bonds, Class 1-A-IO Bonds, Class 1-M-1 Bonds, Class 1-M-2 Bonds, Class 1-M-3 Bonds, Class 1-M-4 Bonds, Class 1-M-5 Bonds, Class 1-M-6 Bonds and Class 1-B Bonds (collectively the "Group 1 Bonds") and (ii) the Class 2-A-1 Bonds, Class 2-A-2 Bonds, Class 2-M-1 Bonds, Class 2-M-2 Bonds and Class 2-B Bonds (collectively the "Group 2 Bonds).

Certificates: The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.

Registration: Book-Entry form, same day funds through DTC, Clearstream and Euroclear.

Tax Status: For federal income tax purposes, the Bonds will be characterized as indebtedness.

ERISA Eligibility: The Bonds are expected to be eligible for purchase by or on behalf of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions.

SMMEA Treatment: The Class 1-A-1, Class 1-A-2, Class 1-A-IO, Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 2-A-1, Class 2-A-2 and Class 2-M-1 Bonds will constitute "mortgage related securities" for purposes of SMMEA.

Sample Pool Calculation Date: February 1, 2005.

Cut-off Date: For each Mortgage Loan delivered to the Trust on the Closing Date, the later of March 1, 2005 or the origination date of such Mortgage Loan. The Trust will be entitled to all payments due after March 1, 2005.

Expected Closing Date: March 3, 2005.

Payment Date: The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in April 2005.

Accrued Interest: The price to be paid by investors on the Closing Date for the Bonds (other than the Class 1-A-IO Bonds) will not include accrued interest. The Bonds (other than the Class 1-A-IO Bonds) will settle flat. The price to be paid by investors for the Class 1-A-IO Bonds will include interest up to, but not including, the Closing Date.

Interest Accrual Period: With respect to the Bonds (other than the Class 1-A-IO Bonds) and any payment date, the period commencing from the preceding payment date (or, in the case of the first payment date, from the Closing Date) through the day preceding such payment date (on an actual/360 basis). With respect to the Class 1-A-IO Bonds and any payment date, the calendar month preceding the month in which such payment date occurs (on a 30/360 day basis).

Due Date: With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related note.

Optional Termination:

Subject to any restrictions set forth in the transaction documents, at its option, the majority holder of the certificates may purchase the Group 1 Mortgage Loans on or after the earlier of (i) the payment date on which the aggregate stated principal balance of the Group 1 Mortgage Loans has been reduced to less than or equal to 20% of the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-off Date, and (ii) the payment date occurring in March 2015.

Subject to any restrictions set forth in the transaction documents, at its option, the majority holder of the certificates may purchase the Group 2 Mortgage Loans on or after the earlier of (i) the payment date on which the aggregate stated principal balance of the Group 2 Mortgage Loans has been reduced to less than or equal to 20% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date, and (ii) the payment date occurring in March 2015.

Pricing Prepayment Speed:

The Bonds will be priced based on (i) with respect to the Group 1 Mortgage Loans, (a) 30% CPR on the adjustable-rate mortgage loans and (b) 10% CPR growing to 25% CPR in 12 months and remaining constant at 25% CPR thereafter on the fixed-rate, first lien mortgage loans; and (ii) with respect to the Group 2 Mortgage Loans, a prepayment vector which assumes no prepayments for the first 12 months after the origination date of such mortgage loan, 10% CPR on the second 12 month period, 15% CPR in the third 12 month period, 25% CPR in the fourth 12 month period and 30% CPR thereafter.

Mortgage Loans:

The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $1,320,980,987, of which: (a) approximately $1,070,631,737 and $129,368,431, respectively, consist of a pool of adjustable-rate, first-lien residential mortgage loans and fixed-rate, first-lien mortgage loans, respectively (the "Group 1 Mortgage Loans"); and (b) approximately $120,980,819 consist of a pool of adjustable-rate, multifamily loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans"). The characteristics of the Mortgage Loans as of the Sample Pool Calculation Date are described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Bond Interest Rate:

The Bond Interest Rate for each Class of Bonds (other than the Class 1-A-IO Bonds) on any payment date will be equal to the least of (a) one-month LIBOR plus the related margin, (b) the applicable Available Funds Rate and (c) a fixed cap of 11.00% on the Group 1 Bonds and a fixed cap of 10.25% on the Group 2 Bonds.

The Class 1-A-IO Bonds will accrue interest based on (i) the lesser of (x) the Notional Balances and (y) the aggregate Group 1 Bond Balance and (ii) the rates set forth below (the "Class 1-A-IO Interest Rate"):

Period	Notional Balance	Rate
1	$1,200,000,000	1.00%
2	$1,140,000,000	1.00%
3	$997,500,000	1.00%
4	$798,000,000	1.00%
5	$598,500,000	1.00%
6	$418,950,000	1.00%
7	$418,950,000	1.00%
8	$418,950,000	1.00%
9	$418,950,000	1.00%

Premium Rate: Approximately [7.91]% of the Group 1 Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each such insured Mortgage Loan for that period expressed as a weighted average rate for the applicable Mortgage Loan Group. As of the Sample Pool Calculation Date, the Premium Rate of the Group 1 Mortgage Loans is approximately [0.109]%. None of the Group 2 Mortgage Loans are covered by lender-paid mortgage insurance policies.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) the weighted average sub-servicing fee rate of the Group 1 Mortgage Loans (which is expected to be approximately [0.375]% for the adjustable-rate, first-lien residential Mortgage Loans and approximately [0.25]% for the fixed-rate, first-lien residential Mortgage Loans), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0029]%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"); in each case expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans (in the case of (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately [0.17]% as of the Cut-off Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0029]%, (d) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"); in each case expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans.

Group 1 Available Funds Rate: For any payment date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 1 Bonds immediately prior to such payment date, over (ii) the Class 1-A-IO Interest Rate multiplied by a fraction equal to (x) the Class 1-A-IO Notional Balance divided by (y) the aggregate principal balance of the Group 1 Bonds immediately prior to such payment date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group 2 Available Funds Rate: For any payment date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the aggregate principal balance of the Group 2 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 2 Bonds immediately prior to such payment date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Available Funds Rate: Either of the Group 1 Available Funds Rate or Group 2 Available Funds Rate.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds (other than the Class 1-A-IO Bonds) resulting from any excess of (a) interest at the least of (i) LIBOR plus the related margin and (ii) 11.00% for the Group 1 Bonds and 10.25% for the Group 2 Bonds over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent payment dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts:

The trust will include interest rate derivative contracts for the benefit of the Group 1 Bonds (other than the Class 1-A-IO Bonds) and the Group 2 Bonds (the "Derivative Contracts"). The derivative contracts will be divided into two groups, the "Group 1 Derivative Contracts" and the "Group 2 Derivative Contracts". Payments under the Derivative Contracts will be made pursuant to the formulas described in the prospectus supplement. The Group 1 and Group 2 Derivative Contracts will have the aggregate notional balances set forth on pages 29 and 30 herein.

None of the Derivative Contracts will have a remaining term in excess of 61 months.

In any given period, the aggregate notional balance of the Group 1 Derivative Contracts will not exceed the aggregate principal balance of the Group 1 Bonds (other than the Class 1-A-IO Bonds) and the aggregate notional balance of the Group 2 Derivative Contracts will not exceed the aggregate principal balance of the Group 2 Bonds.

Payments received on the Group 1 Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Group 1 Bonds (other than the Class 1-A-IO Bonds) any Basis Risk Shortfall Amounts, first, *pro rata* to the Class 1-A-1 and Class 1-A-2 Bonds, then sequentially to the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-M-6 and Class 1-B Bonds. On and after the April 2006 payment date, any amounts received on the Group 1 Derivative Contracts remaining after payment of Basis Risk Shortfall Amounts will be included in the net monthly excess cash flow for the Group 1 Bonds.

Payments received on the Group 2 Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Group 2 Bonds any Basis Risk Shortfall Amounts, first, *pro rata*, to the Class 2-A-1 and Class 2-A-2 Bonds; then sequentially to the Class 2-M-1, Class 2-M-2 and Class 2-B Bonds. On and after the April 2006 payment date, any amounts received on the Group 2 Derivative Contracts remaining after payment of Basis Risk Shortfall Amounts will be included in the net monthly excess cash flow for the Group 2 Bonds.

Cross-Collateralization: On each payment date, Crossable Excess from each Loan Group may be available to cover Crossable Losses on mortgage loans in the non-related Loan Group as follows: if on such payment date one Loan Group has Crossable Excess and one Loan Group has Crossable Losses, payments shall be made from the one Loan Group with Crossable Excess to the Loan Group with Crossable Losses, up to the amount of such Crossable Losses.

Cross-Collateralized Loss Payments: For any payment date and each Loan Group, the amount, if any, of Crossable Excess from such Loan Group available to cover Crossable Losses in the other Loan Group as provided in "Cross-Collateralization" above.

Crossable Excess: With respect to each Loan Group and any payment date, an amount equal to the related Net Monthly Excess Cash Flow remaining after clause (6) of "Group 1 Priority of Payments" and clause (6) of "Group 2 Priority of Payments," respectively, below.

Crossable Losses: With respect to any Loan Group and any payment date, an amount equal to the sum of (i) any Realized Losses on the related mortgage loans during the related Due Period, to the extent unreimbursed by related Net Monthly Excess Cash Flow on that payment date and (ii) any previously unreimbursed Realized Losses on the related mortgage loans, to the extent that such Realized Losses have not been reimbursed by related and non-related Net Monthly Excess Cash Flow on prior payment dates.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

For the Group 1 Bonds

1) ***Subordination***

The Class 1-B, Class 1-M-6, Class 1-M-5, Class 1-M-4, Class 1-M-3, Class 1-M-2, Class 1-M-1 and Class 1-A-2 Bonds will provide subordination to those Classes of Bonds having a higher priority, to the extent described under "Realized Losses" below.

Class	S&P / Moody's	Subordination (after required target is reached)
1-A-1	AAA/Aaa	[31.05]%
1-A-2	AAA/Aaa	[23.35]%
1-M-1	AA+/Aa1	[13.35]%
1-M-2	AA/Aa2	[8.40]%
1-M-3	AA-/Aa3	[6.05]%
1-M-4	A+/A1	[4.35]%
1-M-5	A/A2	[2.60]%
1-M-6	A/A3	[1.60]%
1-B	BBB+/Baa2	[0.35]%

2) ***Excess Cash Flow***

Group 1 Excess Cash Flow for any payment date will be equal to the available funds remaining after priorities 1 and 2, under "Group 1 Priority of Payments" below.

3) ***Overcollateralization***

At Closing, the initial Group 1 Overcollateralization Amount will be approximately 0.00%. On and after the October 2005 payment date, the required Group 1 overcollateralization target and floor will be equal to 0.35% of the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-Off Date.

For the Group 2 Bonds

1) *Subordination*

The Class 2-B, Class 2-M-2, Class 2-M-1 and Class 2-A-2 Bonds will provide subordination to those Classes of Bonds having a higher priority, to the extent described under "Realized Losses" below.

Class	S&P / Moody's	Subordination (after required target is reached)
2-A-1	AAA/Aaa	[70.50]%
2-A-2	--/Aaa	[37.75]%
2-M-1	--/Aa2	[31.50]%
2-M-2	--/A2	[22.00]%
2-B	--/Baa2	[4.00]%

2) *Overcollateralization*

At Closing, the initial Group 2 Overcollateralization Amount will be approximately 2.50%. On and after the April 2005 payment date, the required Group 2 overcollateralization target will be equal to 4.00% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date, and remain at 4.00% through the payment date prior to the Group 2 Stepdown Date.

Stepdown of Group 2 overcollateralization: On or after the Group 2 Stepdown Date and for so long as a Group 2 Trigger Event (the parameters of the "Group 2 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 2 overcollateralization target will equal the greatest of (i) an amount equal to 8.00% of the then current aggregate unpaid principal balance of the Group 2 Mortgage Loans and (ii) an overcollateralization floor equal to 0.50% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date. As used herein, "Group 2 Stepdown Date" shall mean the later of (a) the payment date occurring in April 2012, and (b) the first payment date on which the aggregate principal balance of the Group 2 Mortgage Loans is less than or equal to 50% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date.

Group 2 Trigger Event: Upon the occurrence of a Group 2 Trigger Event on or after the Group 2 Stepdown Date, and for so long as such Group 2 Trigger Event is in effect, the Group 2 overcollateralization target will be equal to the Group 2 overcollateralization target on the payment date immediately preceding the payment date on which such Group 2 Trigger Event was in effect.

*3) **Excess Cash Flow***

Group 2 Excess Cash Flow for any payment date will be equal to the available funds remaining after priorities 1 and 2, under "Group 2 Priority of Payments" below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses on the Mortgage Loans in a loan group will, in effect, be absorbed (i) first, by Excess Cash Flow relating to such loan group, (ii) second, by Excess Cash Flow relating to the non-related loan group (subject to the allocation priorities set forth in the "Priority of Payments" and the "Cross-Collateralization" sections herein) and (iii) last, by the reduction of overcollateralization.

Following the reduction of any Group 1 overcollateralization to zero, all allocable Realized Losses on the Group 1 Mortgage Loans will be applied, first, to the Class 1-B Bonds until the Bond Principal Balance of such Class has been reduced to zero, second, to the Class 1-M-6 Bonds until the Bond Principal Balance of such class has been reduced to zero, third, to the Class 1-M-5 Bonds until the Bond Principal Balance of such class has been reduced to zero, fourth, to the Class 1-M-4 Bonds until the Bond Principal Balance of such class has been reduced to zero, fifth, to the Class 1-M-3 Bonds until the Bond Principal Balance of such class has been reduced to zero, sixth, to the Class 1-M-2 Bonds until the Bond Principal Balance of such class has been reduced to zero, seventh, to the Class 1-M-1 Bonds until the Bond Principal Balance of such class has been reduced to zero, eighth, to the Class 1-A-2 Bonds until the Bond Principal Balance of such class has been reduced to zero, and ninth, to the Class 1-A-1 Bonds until the Bond Principal Balance of such class has been reduced to zero.

Following the reduction of any Group 2 overcollateralization to zero, all allocable Realized Losses on the Group 2 Mortgage Loans will be applied first, to the Class 2-B Bonds until the Bond Principal Balance of such Class has been reduced to zero, second, to the Class 2-M-2 Bonds until the Bond Principal Balance of such class has been reduced to zero, third, to the Class 2-M-1 Bonds until the Bond Principal Balance of such class has been reduced to zero, fourth, to the Class 2-A-2 Bonds until the Bond Principal Balance of such class has been reduced to zero and, fifth, to the Class 2-A-1 Bonds until the Bond Principal Balance of such class has been reduced to zero.

Allocated Realized Loss Amounts: With respect to any class of Bonds and any payment date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that payment date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous payment date.

Group 1 Principal Distributions: Principal collected on the Group 1 Mortgage Loans will be distributed, *pro rata*, on each payment date to the Group 1 Bonds (such amount, the "Group 1 Principal Distribution Amount"). Principal collected on the Group 1 Mortgage Loans will not be distributed to the Class 1-A-IO Bonds.

Group 2 Principal Distributions: Principal collected on the Group 2 Mortgage Loans will be distributed, *pro rata*, on each payment date to the Group 2 Bonds (such amount the "Group 2 Principal Distribution Amount").

Group 1 Priority of Payments:

Available funds from the Group 1 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, net derivative and private mortgage insurance premium fees) will be distributed in the following priority:

1. Group 1 available funds, to pay **accrued bond interest**, first, concurrently, to the Class 1-A-1, Class 1-A-2 and Class 1-A-IO Bonds, then, sequentially, to Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-M-6 and Class 1-B Bonds;
2. From Group 1 principal distribution amount, to pay **principal** to the Group 1 Bonds, on a *pro rata* basis, until paid in full;
3. From Group 1 net monthly excess cash flow, to pay **Realized Losses** to the Group 1 Bonds for the current period;
4. From Group 1 net monthly excess cash flow, as **additional principal** to the Group 1 Bonds, on a *pro rata* basis, to build or restore Group 1 overcollateralization to the required Group 1 overcollateralization target amount;
5. Any remaining Group 1 net monthly excess cash flow, sequentially, to the Group 1 Bonds, in respect of **Allocated Realized Loss Amounts**;
6. Any remaining Group 1 net monthly excess cash flow, sequentially, to the Group 2 Bonds, any **Cross-Collateralized Loss Payments** (as defined herein);
7. Any remaining Group 1 net monthly excess cash flow, sequentially, to Group 1 Bonds, to cover any **Unpaid Interest Shortfall Amounts**;
8. Any remaining Group 1 net monthly excess cash flow, sequentially, to the Group 1 Bonds, to cover any **Basis Risk Shortfall Carry-Forward Amounts**;
9. Any remaining Group 1 net monthly excess cash flow, to the Group 2 Bonds, in respect of **Allocated Realized Loss Amounts**;
10. Any remaining Group 1 net monthly excess cash flow, to the Certificates.

Group 2 Priority of Payments:

Available funds from the Group 2 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee and net derivative fees) will be distributed in the following priority:

1. Group 2 available funds, to pay **accrued bond interest**, first, concurrently, to the Class 2-A-1 and Class 2-A-2 Bonds, then sequentially, to the Class 2-M-1, Class 2-M-2 and Class 2-B Bonds;
2. From Group 2 principal distribution amount, to pay **principal** to the Group 2 Bonds, on a *pro rata* basis, until paid in full;
3. From Group 2 net monthly excess cash flow, to pay **Realized Losses** to the Group 2 Bonds for the current period;
4. From Group 2 net monthly excess cash flow, as **additional principal** to the Group 2 Bonds, on a *pro rata* basis, to build or restore Group 2 overcollateralization to the required Group 2 overcollateralization target amount;
5. Any remaining Group 2 net monthly excess cash flow, sequentially, to the Group 2 Bonds, in respect of **Allocated Realized Loss Amounts**;
6. Any remaining Group 2 net monthly excess cash flow, sequentially, to the Group 1 Bonds, any **Cross-Collateralized Loss Payments** (as defined herein);
7. Any remaining Group 2 net monthly excess cash flow, sequentially, to the Group 2 Bonds, to cover any **Unpaid Interest Shortfall Amounts**;
8. Any remaining Group 2 net monthly excess cash flow, sequentially, to the Group 2 Bonds, to cover any **Basis Risk Shortfall Carry-Forward Amounts**;
9. Any remaining Group 2 net monthly excess cash flow, sequentially, to the Group 1 Bonds, in respect of **Allocated Realized Loss Amount** for such Bonds;
10. Any remaining Group 2 net monthly excess cash flow, to the Certificates.

[DM Tables, Available Rate Schedules and Collateral Tables to follow]

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-2

Class 1-A-1

Settlement:	3/03/05
Pass-Thru Margin (pre-step-up):	0.250%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	25	25	**25**	25	25
WAL (yr)	9.74	3.03	**2.39**	1.48	1.17
MDUR (yr)	8.33	2.81	**2.24**	1.42	1.13
First Prin Pay	Apr05	Apr05	**Apr05**	Apr05	Apr05
Last Prin Pay	Mar15	Feb11	**Nov09**	Jan08	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	36	29	**29**	29	29
WAL (yr)	20.69	3.68	**2.89**	1.80	1.42
MDUR (yr)	14.82	3.30	**2.64**	1.69	1.35
First Prin Pay	Apr05	Apr05	**Apr05**	Apr05	Apr05
Last Prin Pay	Jan35	Sep24	**Nov20**	Dec14	Nov12

Class 1-A-2

Settlement:	3/03/05
Pass-Thru Margin (pre-step-up):	0.300%%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	30	30	**30**	30	30
WAL (yr)	9.74	3.03	**2.39**	1.48	1.17
MDUR (yr)	8.31	2.80	**2.24**	1.42	1.12
First Prin Pay	Apr05	Apr05	**Apr05**	Apr05	Apr05
Last Prin Pay	Mar15	Feb11	**Nov09**	Jan08	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	43	34	**35**	35	35
WAL (yr)	20.69	3.68	**2.89**	1.80	1.42
MDUR (yr)	14.73	3.30	**2.64**	1.69	1.35
First Prin Pay	Apr05	Apr05	**Apr05**	Apr05	Apr05
Last Prin Pay	Jan35	Sep24	**Nov20**	Dec14	Nov12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-2

Class 1-A-IO

Settlement:	3/03/05
Coupon:	1.000%

To Call and Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100%	150%	180%
Yield @ Price of 0.43445%	3.00%%	3.00%	3.00%	3.00%	2.58%

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-2

Class 1-M-1

Settlement: 3/03/05
Pass-Thru Margin (pre-step-up): 0.460%%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	46	46	46	46	46
WAL (yr)	9.74	3.03	2.39	1.48	1.17
MDUR (yr)	8.24	2.79	2.23	1.42	1.12
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Feb11	Nov09	Jan08	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	56	49	49	50	50
WAL (yr)	20.69	3.68	2.89	1.80	1.42
MDUR (yr)	14.50	3.28	2.63	1.68	1.34
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Jan35	Sep24	Nov20	Dec14	Nov12

Class 1-M-2

Settlement: 3/03/05
Pass-Thru Margin (pre-step-up): 0.490%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	49	49	49	49	49
WAL (yr)	9.74	3.03	2.39	1.48	1.17
MDUR (yr)	8.23	2.79	2.23	1.42	1.12
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Feb11	Nov09	Jan08	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	53	53	53	53
WAL (yr)	20.69	3.68	2.89	1.80	1.42
MDUR (yr)	14.45	3.27	2.63	1.68	1.34
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Jan35	Sep24	Nov20	Dec14	Nov12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-2

Class 1-M-3

Settlement: 3/03/05
Pass-Thru Margin (pre-step-up): 0.520%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	52	52	**52**	52	52
WAL (yr)	9.74	3.03	**2.39**	1.48	1.17
MDUR (yr)	8.22	2.79	**2.23**	1.41	1.12
First Prin Pay	Apr05	Apr05	**Apr05**	Apr05	Apr05
Last Prin Pay	Mar15	Feb11	**Nov09**	Jan08	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	63	56	**56**	56	56
WAL (yr)	20.69	3.68	**2.89**	1.80	1.42
MDUR (yr)	14.41	3.27	**2.62**	1.68	1.34
First Prin Pay	Apr05	Apr05	**Apr05**	Apr05	Apr05
Last Prin Pay	Jan35	Sep24	**Nov20**	Dec14	Nov12

Class 1-M-4

Settlement: 3/03/05
Pass-Thru Margin (pre-step-up): 0.700%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	70	70	**70**	70	70
WAL (yr)	9.74	3.03	**2.39**	1.48	1.17
MDUR (yr)	8.14	2.78	**2.22**	1.41	1.12
First Prin Pay	Apr05	Apr05	**Apr05**	Apr05	Apr05
Last Prin Pay	Mar15	Feb11	**Nov09**	Jan08	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	85	75	**75**	76	76
WAL (yr)	20.69	3.68	**2.89**	1.80	1.42
MDUR (yr)	14.13	3.25	**2.61**	1.68	1.34
First Prin Pay	Apr05	Apr05	**Apr05**	Apr05	Apr05
Last Prin Pay	Jan35	Sep24	**Nov20**	Dec14	Nov12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-2

Class 1-M-5

Settlement:	3/03/05
Pass-Thru Margin (pre-step-up):	0.750%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	75	75	75	75
WAL (yr)	9.74	3.03	2.39	1.48	1.17
MDUR (yr)	8.12	2.77	2.22	1.41	1.12
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Feb11	Nov09	Jan08	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	91	80	81	81	81
WAL (yr)	20.69	3.68	2.89	1.80	1.42
MDUR (yr)	14.05	3.24	2.61	1.67	1.34
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Jan35	Sep24	Nov20	Dec14	Nov12

Class 1-M-6

Settlement:	3/03/05
Pass-Thru Margin (pre-step-up):	0.790%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	79	79	79	79	79
WAL (yr)	9.74	3.03	2.39	1.48	1.17
MDUR (yr)	8.10	2.77	2.21	1.41	1.12
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Feb11	Nov09	Jan08	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	96	85	85	85	85
WAL (yr)	20.69	3.68	2.89	1.80	1.42
MDUR (yr)	13.99	3.24	2.60	1.67	1.34
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Jan35	Sep24	Nov20	Dec14	Nov12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-2

Class 1-B

Settlement:	3/03/05
Pass-Thru Margin (pre-step-up):	1.300%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	130	130	**130**	130	130
WAL (yr)	9.74	3.03	**2.39**	1.48	1.17
MDUR (yr)	7.89	2.73	**2.19**	1.40	1.11
First Prin Pay	Apr05	Apr05	**Apr05**	Apr05	Apr05
Last Prin Pay	Mar15	Feb11	**Nov09**	Jan08	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	156	139	**139**	140	141
WAL (yr)	20.69	3.68	**2.89**	1.80	1.42
MDUR (yr)	13.25	3.18	**2.57**	1.66	1.33
First Prin Pay	Apr05	Apr05	**Apr05**	Apr05	Apr05
Last Prin Pay	Jan35	Sep24	**Nov20**	Dec14	Nov12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-2

Class 2-A-1

Settlement: 3/03/05
Pass-Thru Margin (pre-step-up): 0.300%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	30	30	**30**	30	30
WAL (yr)	9.10	4.63	**4.05**	3.26	2.98
MDUR (yr)	7.79	4.20	**3.72**	3.04	2.79
First Prin Pay	Apr05	Apr05	**Apr05**	Apr05	Apr05
Last Prin Pay	Mar15	Nov12	**Sep11**	Feb10	Aug09

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	42	33	**32**	32	31
WAL (yr)	18.38	5.21	**4.50**	3.46	3.10
MDUR (yr)	13.26	4.62	**4.06**	3.20	2.90
First Prin Pay	Apr05	Apr05	**Apr05**	Apr05	Apr05
Last Prin Pay	Dec34	Aug24	**Mar21**	Feb16	Aug11

Class 2-A-2

Settlement: 3/03/05
Pass-Thru Margin (pre-step-up): 0.370%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	37	37	**37**	37	37
WAL (yr)	9.10	4.63	**4.05**	3.26	2.98
MDUR (yr)	7.76	4.19	**3.72**	3.03	2.79
First Prin Pay	Apr05	Apr05	**Apr05**	Apr05	Apr05
Last Prin Pay	Mar15	Nov12	**Sep11**	Feb10	Aug09

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	52	40	**40**	39	38
WAL (yr)	18.38	5.21	**4.50**	3.46	3.10
MDUR (yr)	13.16	4.61	**4.06**	3.20	2.89
First Prin Pay	Apr05	Apr05	**Apr05**	Apr05	Apr05
Last Prin Pay	Dec34	Aug24	**Mar21**	Feb16	Aug11

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-2

Class 2-M-1

Settlement:	3/03/05
Pass-Thru Margin (pre-step-up):	0.500%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	50	50	50	50	50
WAL (yr)	9.10	4.63	4.05	3.26	2.98
MDUR (yr)	7.71	4.17	3.70	3.02	2.78
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Nov12	Sep11	Feb10	Aug09

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	52	52	51	51
WAL (yr)	18.38	5.21	4.50	3.46	3.10
MDUR (yr)	13.01	4.59	4.04	3.19	2.88
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Dec34	Aug24	Mar21	Feb16	Aug11

Class 2-M-2

Settlement:	3/03/05
Pass-Thru Margin (pre-step-up):	0.750%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	75	75	75	75
WAL (yr)	9.10	4.63	4.05	3.26	2.98
MDUR (yr)	7.61	4.14	3.68	3.01	2.76
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Mar15	Nov12	Sep11	Feb10	Aug09

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	90	78	78	77	76
WAL (yr)	18.38	5.21	4.50	3.46	3.10
MDUR (yr)	12.68	4.55	4.00	3.17	2.87
First Prin Pay	Apr05	Apr05	Apr05	Apr05	Apr05
Last Prin Pay	Dec34	Aug24	Mar21	Feb16	Aug11

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-2

Class 2-B

Settlement:	3/03/05
Pass-Thru Margin (pre-step-up):	1.300%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	130	130	**130**	130	130
WAL (yr)	9.10	4.63	**4.05**	3.26	2.98
MDUR (yr)	7.41	4.07	**3.62**	2.97	2.73
First Prin Pay	Apr05	Apr05	**Apr05**	Apr05	Apr05
Last Prin Pay	Mar15	Nov12	**Sep11**	Feb10	Aug09

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	155	135	**135**	133	132
WAL (yr)	18.38	5.21	**4.50**	3.46	3.10
MDUR (yr)	11.99	4.45	**3.93**	3.12	2.83
First Prin Pay	Apr05	Apr05	**Apr05**	Apr05	Apr05
Last Prin Pay	Dec34	Aug24	**Mar21**	Feb16	Aug11

Group 1 Available Rate Schedule

(100% PPC; Actual/360)

Month	Available Rate (2)	Available Rate (3)	Month	Available Rate (2)	Available Rate (3)
1	5.28	5.28	31	7.29	12.18
2	3.98	11.60	32	7.13	12.00
3	4.13	11.82	33	7.30	12.22
4	4.44	12.20	34	7.19	12.13
5	4.69	12.51	35	7.33	12.23
6	4.96	12.81	36	7.75	12.38
7	5.10	12.98	37	7.36	11.89
8	5.11	13.01	38	7.51	11.05
9	5.22	13.15	39	7.31	10.81
10	5.64	13.60	40	7.53	11.08
11	5.77	13.76	41	7.41	11.14
12	6.07	14.07	42	7.42	11.18
13	5.86	13.86	43	7.64	11.46
14	5.97	14.00	44	7.43	11.20
15	5.93	14.00	45	7.65	11.48
16	6.04	14.13	46	7.45	11.22
17	6.01	14.14	47	7.53	11.27
18	6.05	14.18	48	8.23	12.19
19	6.16	14.29	49	7.55	11.33
20	6.11	14.26	50	7.77	11.61
21	6.22	14.38	51	7.57	11.35
22	6.18	14.37	52	7.79	11.63
23	7.25	14.62	53	7.62	11.40
24	7.54	12.78	54	7.63	11.42
25	6.99	11.52	55	7.85	11.71
26	7.15	11.57	56	7.64	11.45
27	6.99	11.41			
28	7.16	11.63			
29	7.10	11.94			
30	7.11	11.96			

(1) Subject to those limitations set forth under "Bond Interest Rate" herein.
(2) Based on the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT instantaneously increase by 1000 basis points in period 2. Assumes all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Group 2 Available Rate Schedule

(100% PPC; Actual/360)

Month	Available Rate (2)	Available Rate (3)	Month	Available Rate (2)	Available Rate (3)	Month	Available Rate (2)	Available Rate (3)
1	5.70	5.70	31	6.53	14.64	61	7.63	9.76
2	4.86	12.55	32	6.19	12.32	62	7.91	10.13
3	4.89	12.46	33	6.28	12.25	63	7.70	9.84
4	5.07	12.53	34	6.19	12.18	64	8.00	10.22
5	5.10	12.44	35	6.21	12.25	65	7.81	10.45
6	5.20	12.43	36	6.48	12.68	66	7.85	10.50
7	5.37	12.50	37	6.59	13.13	67	8.16	10.90
8	5.36	12.40	38	6.74	13.41	68	7.94	10.61
9	5.49	12.47	39	6.69	13.63	69	8.27	11.02
10	5.45	12.37	40	6.84	13.93	70	8.05	10.72
11	5.49	12.35	41	6.76	13.93	71	8.14	11.32
12	5.78	12.65	42	6.80	14.10	72	9.06	12.60
13	5.56	12.45	43	6.98	14.59	73	8.25	11.45
14	5.67	12.59	44	6.91	14.61	74	8.58	11.90
15	5.63	12.59	45	7.09	14.99	75	8.37	11.59
16	5.75	12.73	46	7.03	15.01	76	8.71	12.06
17	5.70	12.73	47	7.07	15.20	77	8.52	12.31
18	5.74	12.80	48	7.45	15.90	78	8.59	12.40
19	5.85	12.94	49	7.20	15.87	79	8.95	12.91
20	5.81	12.94	50	7.36	16.26			
21	6.32	13.66	51	7.34	16.38			
22	6.25	13.61	52	7.49	16.79			
23	6.27	13.65	53	7.44	16.81			
24	6.58	14.03	54	7.47	16.85			
25	6.32	13.82	55	7.60	17.15			
26	6.42	13.99	56	6.94	11.90			
27	6.37	14.19	57	6.87	9.90			
28	6.47	14.37	58	6.71	9.73			
29	6.41	14.37	59	7.72	11.34			
30	6.43	14.46	60	8.48	12.39			

(1) Subject to those limitations set forth under "Bond Interest Rate" herein.
(2) Based on the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT instantaneously increase by 1000 basis points in period 2. Assumes all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Notional Balance of the Derivative Contracts

Month	Period	Group 1 Notional Balance	Group 2 Notional Balance
1	3/3/05	$ 529,402,427	$ 84,481,400
2	03/25/05	802,520,796	94,310,300
3	04/25/05	923,911,098	94,111,100
4	05/25/05	918,505,428	93,896,500
5	06/25/05	911,432,568	93,666,500
6	07/25/05	902,693,410	93,420,800
7	08/25/05	892,297,385	93,159,800
8	09/25/05	880,263,261	92,883,500
9	10/25/05	866,618,619	92,592,000
10	11/25/05	851,400,118	92,285,700
11	12/25/05	834,653,862	91,964,300
12	01/25/06	816,434,975	91,627,800
13	02/25/06	797,215,712	91,276,800
14	03/25/06	777,668,919	90,911,400
15	04/25/06	758,354,062	90,531,500
16	05/25/06	739,513,743	90,137,300
17	06/25/06	721,136,693	89,729,000
18	07/25/06	703,211,458	89,306,900
19	08/25/06	685,726,959	88,871,100
20	09/25/06	668,672,561	88,421,600
21	10/25/06	652,037,736	87,958,900
22	11/25/06	635,812,202	87,493,700
23	12/25/06	619,985,982	87,029,500
24	01/25/07	516,589,698	86,566,100
25	02/25/07	343,512,408	86,103,400
26	03/25/07	287,834,659	85,641,700
27	04/25/07	271,238,688	85,182,200
28	05/25/07	264,478,423	84,725,100
29	06/25/07	257,884,777	84,270,800
30	07/25/07	251,453,616	83,818,800
31	08/25/07	245,180,989	83,369,300
32	09/25/07	239,063,018	82,922,100
33	10/25/07	233,096,007	60,859,400
34	11/25/07	227,276,105	56,209,300
35	12/25/07	221,599,860	55,907,800
36	01/25/08	183,588,774	55,608,000

Notional Balance of the Derivative Contracts (continued)

Month	Period	Group 1 Notional Balance	Group 2 Notional Balance
37	02/25/08	155,804,862	55,309,800
38	03/25/08	151,910,611	55,013,200
39	04/25/08	97,080,540	54,718,000
40	05/25/08	94,652,276	54,424,400
41	06/25/08	92,284,004	54,132,400
42	07/25/08	89,974,256	53,842,100
43	08/25/08	87,721,599	53,553,300
44	09/25/08	85,524,634	53,265,900
45	10/25/08	83,381,999	52,980,100
46	11/25/08	81,292,360	52,695,900
47	12/25/08	79,254,421	52,413,400
48	01/25/09	77,266,915	52,132,400
49	02/25/09	75,328,604	51,852,700
50	03/25/09	73,438,284	51,574,500
51	04/25/09	71,594,777	51,297,800
52	05/25/09	69,796,936	51,022,600
53	06/25/09	68,043,640	50,748,900
54	07/25/09	66,333,797	50,476,700
55	08/25/09	64,666,340	50,205,900
56	09/25/09	63,040,230	49,936,700
57	10/25/09	61,454,450	19,268,800
58	11/25/09	59,908,012	7,765,300
59	12/25/09	58,399,948	7,723,600
60	01/25/10	56,929,317	7,682,200
61	02/25/10	51,714,361	7,641,000